UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

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(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

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 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: October 13, 2021	/s/ Kyle Kazan
By:	Kyle Kazan
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated September 29, 2021

99.2	News Release dated September 17, 2021

99.3	Press Release dated September 17, 2021

99.4	News Release dated September 15, 2021

99.5	News Release dated September 14, 2021

99.6	News Release dated September 7, 2021

3